Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: KYTHERA Biopharmaceuticals, Inc.

Commission File Number: 001-35663

Explanatory Note: The following message was emailed by Brent Saunders, CEO & President of Allergan, to all employees of Allergan on June 17, 2015.

Allergan Announces Acquisition of Kythera Biopharmaceuticals;

Enhances Global Facial Aesthetics Leadership

Dear Colleagues, I am excited to announce that we have reached an agreement to expand our global facial aesthetic offering by acquiring KYTHERA Biopharmaceuticals (NASDAQ: KYTH). KYTHERA, headquartered in Westlake Village CA, is focused on the discovery, development and commercialization of novel prescription aesthetic products. KYTHERA’s lead product is KYBELLA™ (deoxycholic acid) injection, the first and only FDA approved, non-surgical treatment for moderate to severe submental fullness, commonly referred to as double chin. According to a 2015 survey by the American Society for Dermatologic Surgery, 67 percent of consumers are bothered by submental fullness.

This acquisition, if successfully completed, immediately enhances our leading global position in facial aesthetics and also adds an attractive pipeline opportunity, with KYTHERA’s development product setipiprant (KYTH-105), a novel compound for the prevention of male pattern baldness.

This is another example of Allergan being in tune with the needs of our customers and their patients and responding quickly to an opportunity. KYBELLA™ will join our leading facial aesthetics portfolio, which includes BOTOX®, JUVÉDERM® VOLUMA XC, LATISSE® and SKINMEDICA , and will be supported by a strong commercial team. In addition, KYBELLA™ is a pivotal entry point for expanding the use of facial aesthetic products in men, while KYTHERA’s promising pipeline can provide patients with additional aesthetic treatment options.

Allergan has a strong history of innovation and investment in the aesthetics market beginning with the introduction of BOTOX® Cosmetic, which is an iconic brand in the beauty and aesthetics space. We have continued to innovate in the aesthetic market with the introduction of JUVEDERM® XC and JUVEDERM® VOLUMA XC, both leaders within the facial filler market. Now with the addition of KYBELLA™ we look forward to partnering with our customers to create a new contouring market and helping patients improve the appearance of moderate to severe submental fullness.

What happens next? This acquisition is subject to customary conditions, including approval by the shareholders of KYTHERA and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of this transaction, if approved and subject to the fulfillment of other conditions, is expected to occur in the third quarter of 2015.

With this combination, we continue to execute on our strategy to build and lead in key therapeutic franchises through innovation and scale. It demonstrates our commitment to making smart, targeted investments that enhance our existing businesses and position our Company for continued long-term growth and success.

This is an exciting day for Allergan, and especially for our Medical Aesthetics teams. We are continuing to deliver on our strategy for growth, and delivering bold ideas in health care. I hope you share in my excitement for our Company and our continued success.

Regards,

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non-historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the potential dilutive effect of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan. The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA. INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name). Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.